FIRST AMENDMENT
                                       TO
                    NOTE AND COMMON STOCK PURCHASE AGREEMENT

         This First Amendment to Note and Common Stock Purchase Agreement is entered into effective as of the 22nd day of April 1999, to amend the Note and Common Stock Purchase Agreement (the "Agreement") between U.S. Wireless Data, Inc., a Colorado corporation (the "Company") and the undersigned ("Holder"), pursuant to which Holder holds the Company's $250,000 Note due June 12, 1999 (the "Note").

                                    RECITALS

         WHEREAS, Section 4 of the Agreement requires that the Note be paid in full at the time the company sells any equity or debt securities of the Company, provided the Company has received gross proceeds in the minimum amount of U.S. one million dollars (US$1,000,000);

         WHEREAS, Holder is willing to amend Section 4 of the Agreement to allow the Company to delay prepayment of the Note;

         NOW, THEREFORE, in consideration of the Company's attempts to raise additional capital, and the opportunity being given to the undersigned to participate in that offering, Holder and Company agree as follows:

1.       Section 4 of the Agreement is amended to read as follows:

     4. Prepayment of the Note. Investor understands that the Company has been engaged in discussions with various parties, including Investor, regarding the possible issuance by the Company of additional debt or equity securities (apart from the Bridge Financing described above), including the possible issuance of a Preferred Stock to be authorized and issued by the Company upon final agreement as to the terms of such Preferred Stock. The Company and Investor agree that at any time prior to the Due Date of the Note, the Note shall be paid in full (as to all amounts of unpaid principal and interest then owing) from the proceeds of the sale of any equity or debt securities of the Company (including shares of Preferred Stock), provided the Company has received gross proceeds in the minimum amount of U.S. Two Million Five Hundred Thousand Dollars (US$2,500,000) from the sale of such equity or debt securities (but from which amount any proceeds from a Bridge Financing or conversion of previously existing debentures (including interest and penalties on such debentures) shall be excluded).

2. Holder will forebear from initiating an action against the Company to collect the obligation evidenced by the Note until (a) prepayment of the Note is required pursuant to Section 4 of the Agreement, or (b) December 1, 1999, whichever is first to occur. Notwithstanding the foregoing, Holder preserves its right to collect the obligation evidenced by the Note from any person guarantying the Note.

3. In all other respects the Agreement shall remain unchanged.


                            First Amendment to Note and Stock Purchase Agreement

         IN WITNESS WHEREOF, the undersigned have executed this First Amendment to Debenture Agreement effective as of the date first above written.


U.S. Wireless Data, Inc.

By: /s/ Roberty E. Robichaud
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Print Name:   Roberty E. Robichaud
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Title: Chief Financial Officer
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Date:  April 22, 1999
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Holder: RBB Bank Aktiengesellschaft AG (as agent for clients)



By: /s/ Herbert Strauss
   -----------------------------------------------------

Print Name:  Herbert Strauss
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Title:       Managing Director US Equity
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Date:  April 22, 1999
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                            First Amendment to Note and Stock Purchase Agreement
                                                                     page 2 of 2